Exhibit 99.1

NaaS Technology Inc. Announces Appointment of Alex Wu as Chief Financial Officer, President and Director

BEIJING, China, December 30, 2022 – NaaS Technology Inc. (Nasdaq: NAAS) (the “Company” or “NaaS”), one of the largest and fastest growing electric vehicle charging service providers in China, is pleased to announce that the Company has appointed Mr. Alex Wu as its Chief Financial Officer, effective January 15, 2023. This appointment concludes the previously announced executive search process undertaken by the Company.

Mr. Wu has also been appointed the President of the Company and will join its Board of Directors, effective January 15, 2023.

“We are delighted to appoint Alex as our President and CFO. Alex brings in a wealth of experiences and skills he accumulated during his successful career in both business and finance. This is an exciting time for NaaS to invest and grow its business with someone of Alex’s caliber, and we are confident this appointment will provide value to NaaS and its shareholders.” Says the Chief Executive Officer of NaaS, Ms. Yang Wang.

“I am excited to be offered this opportunity to be part of such a dynamic and capable team at NaaS”, says Alex, “NaaS is a clear leader in the charging service industry. I look forward to working with Ms. Wang and the team to develop the Company further in this remarkably fast growing market.”

Mr. Alex Wu has been serving as the Company’s interim chief financial officer since October 1, 2022, and previously served as interim chief financial officer of RISE Education Cayman Ltd, the predecessor of the Company, from September 2021 to June 2022. Mr. Wu has extensive experience in corporate finance, technology and management matters and served as a Managing Director of Bain Capital Private Equity. In addition, he served as a board director or board observer of various Bain Capital portfolio companies. Before joining Bain Capital Private Equity in 2017, Mr. Wu worked at PricewaterhouseCoopers Consulting with a focus on the technology, media and telecommunications (TMT) sectors and digital solutions across cloud, e-commerce and analytics. Prior to that, he worked with airline and telecommunications companies to plan and deliver transformation programs. Mr. Wu received his bachelor’s degree in computer science from Peking University and his MBA from the Australian Graduate School of Management at the University of New South Wales.

As of September 30, 2022, NaaS’ charging solutions had serviced 1,282 charging station operators, and connected over 45,000 charging stations with over 434,000 chargers on NaaS’ network. In the first three quarters of 2022, charging volume transacted through the Company’s network reached 1,892GWh, and gross transaction value reached RMB1,861 million, representing 2.29 times and 2.35 times that of the same period of 2021, respectively. The Company also established strategic cooperation partnership with Chevron, Li Auto, NEWRIZON, Ohways, On Time, DianYue Travel, Tunghsu Group, and other industry partners during the third quarter of 2022.

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About NaaS Technology Inc.

NaaS Technology Inc. is one of the largest and fastest growing EV charging service providers in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. NaaS provides one-stop services to charging pile manufacturers and operators, OEMs, companies with their own delivery fleets as well as fleet operators, with online, offline, and non-electric services covering the whole value chain across the EV sector. As of September 30, 2022, NaaS had connected over 434,000 chargers with a total charging volume reaching 1,892 GWh in the first three quarters of 2022. On June 13, 2022, the American depositary shares of the Company started trading on NASDAQ under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

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